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Exhibit 99.2

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces Second Quarter 2010 Results

Wuxi, China, August 17, 2010 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights

(Comparison with the first quarter of 2010 and the second quarter of 2009)

	Q2 2010	Q1 2010	Q-o-Q	Q2 2009	Y-o-Y
Net revenues ($ million)	134.1	60.9	120.2%	141.6	-5.3%
Gross (loss) profit ($ million)	7.5	(14.2)	-	21.1	-64.3%
Gross margin (% of net revenues)	5.6%	(23.3)%	-	14.9%	-
(Loss) income from operations ($ million)	(5.8)	(22.7)	74.7%	14.0	-
Net (loss) income attributable to WSP Holdings Limited ($ million)	(12.0)	(27.0)	55.6%	10.0	-
(Loss) earnings per ADS ($)	(0.12)	(0.26)	53.8%	0.10	-

"In this quarter, we see an overall improvement in the sales of our products despite the tough market environment that we have been facing, with the prices of our products picking up both in the domestic and international markets mainly due to improved market conditions and increased demand. Domestic sales, most of which were API sales, have seen an increase in both volume and prices despite the domestic stiff price competition, while our non-API sales have also picked up considerably compared to the first quarter of 2010," commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. "On the international front, we have started our shipment of goods to certain new customers secured earlier this year through our continued penetration efforts, especially in South America. With both the domestic and international markets generally showing signs of recovery due to increased global oil and gas drilling activity levels, we expect to see a further improvement in our business sales volume and prices in the second half of 2010."

Financial Results

Second Quarter 2010 Financial Results

(Comparison with the first quarter of 2010 and the second quarter of 2009)

Net revenues ($ million)	Q2 2010	Q1 2010	Q-o-Q	Q2 2009	Y-o-Y
API	105.2	30.1	249.0%	109.2	-3.7%
Non-API	12.1	6.9	76.3%	19.5	-38.0%
Others	16.8	23.9	-29.6%	12.8	31.1%
Total	134.1	60.9	120.2%	141.6	-5.3%
Domestic	84.2	41.2	104.5%	122.7	-31.4%
Export	49.9	19.7	152.8%	18.9	164.6%

Sales volume (tonnes)	Q2 2010	Q1 2010	Q-o-Q	Q2 2009	Y-o-Y
API	108,312	30,417	256.1%	106,757	1.5%
Non-API	6,775	3,327	103.6%	12,087	-43.9%
Others	27,914	47,921	-41.7%	18,626	49.9%
Total	143,001	81,665	75.1%	137,470	4.0%
Domestic	109,508	68,259	60.4%	126,774	-13.6%
Export	33,493	13,406	149.8%	10,696	213.1%

WSP Holdings reported higher revenues of $134.1 million in the second quarter of 2010 compared to $60.9 million in the previous quarter due to increases in both domestic and international sales. Domestic sales and international sales accounted for 62.8% and 37.2%, respectively, of total revenues for the second quarter of 2010.

On a quarter-over-quarter basis, domestic sales increased due to a 60.4% increase in domestic sales volume and a 27.5% increase in average selling prices. The quarter-over-quarter increase in international sales was due to a 149.8% increase in international sales volume mainly attributable to sales of API products to Venezuela and an 1.2% increase in average selling prices.

The year-over-year decline in domestic sales was due to a 13.6% decrease in domestic sales volume and a 20.6% decrease in average selling prices while the year-over-year increase in international sales was attributable a significant increase of 213.1% in sales volume to the international markets, especially to South America, offset by a 15.5% decrease in average selling prices.

API and non-API product sales accounted for 78.4% and 9.0%, respectively, of total revenues in the second quarter of 2010. Higher quarter-over-quarter sales revenues from API sales were primarily due to a 256.1% increase in sales volume, offset by a 2.0% decrease in average selling prices. Non-API sales revenues increased quarter-over-quarter due to a 103.6% increase in sales volume, offset by a 13.5% decrease in average selling prices. Sales of other products, primarily of green pipes and steel billets, decreased 29.6% quarter-over-quarter mainly due to a decrease in the sales of steel billets.

API sales revenues were slightly lower year-over-year as a result of a decline of 5.1% in average selling prices resulted from stiff price competition. Lower year-over-year sales revenues from non-API sales were primarily due to a 43.9% decrease in sales volume, offset by a 10.5% increase in average selling prices.

Gross margin in the second quarter of 2010 was 5.6%, compared to a negative 23.3% in the first quarter of 2010 and 14.9% in the second quarter of 2009. Higher quarter-over-quarter gross margin was due to an increase of 25.7% in average selling prices while lower year-over-year gross margin was mainly attributable to lower average selling prices and higher raw material costs.

Operating expenses in the second quarter of 2010 were $13.3 million, up 87.5% from $7.1 million in the second quarter of 2009. Selling and marketing expenses were $4.9 million, up from $0.4 million in the second quarter of 2009 primarily due to higher sales commission and higher sales activity level associated with increased sales volume, and reversal of a sales commission accrual of $2.2 million in the second quarter of 2009. General and administrative expenses were $11.1 million, up 53.5% from $7.2 million in the second quarter of 2009, primarily due to an increase in allowance for doubtful accounts that resulted from an additional general provision for doubtful accounts aging above 180 days, as well as the release of certain provisions for doubtful receivables from customers of $3.5 million in the second quarter of 2009.

Loss from operations was $5.8 million, compared to income from operations of $14.0 million in the second quarter of 2009 and loss from operations of $22.7 million in the first quarter of 2010.

Net interest expense was $6.9 million in the second quarter of 2010, compared to $4.1 million in the second quarter of 2009 and $4.8 million in the first quarter of 2010. Higher net interest expense was mainly attributable to lower interest income due to lower cash balances and an increase in borrowings as well as a reduction in the capitalization of interest expense with the completion of certain construction projects at subsidiaries.

The Company recorded an income tax benefit of $0.07 million in the second quarter of 2010, compared to income tax expense of $1.5 million in the second quarter of 2009.

Net loss was $12.0 million in the second quarter of 2010, compared to $10.0 million of net income in the second quarter of 2009 and net loss of $27.0 million in the first quarter of 2010.

Basic and diluted loss per ADS were both $0.12 in the second quarter of 2010, compared to earnings per basic and diluted ADS of $0.10 in the second quarter of 2009 and loss per basic and diluted ADS of $0.26 in the first quarter of 2010.

Six-Month Results

Revenues for the first six months of 2010 were $195.0 million, down 42.1% from revenues of $337.1 million in the first six months of 2009. Gross loss was $6.7 million, compared to gross profit of $73.6 million for the first six months of 2009. Gross margin was a negative 3.4%, compared to 21.8% for the first six months of 2009. Operating loss was $28.5 million, compared to operating income of $44.1 million for the first six months of 2009. Net loss attributable to WSP Holdings Limited was $39.0 million, compared to net income of $31.4 million for the first six months of 2009. Basic and diluted loss per ADS were both $0.38 for the first half of 2010, compared to basic and diluted earnings per ADS of $0.30 for both in the first half of 2009.

Financial Condition

As of June 30, 2010, the Company had cash and cash equivalents of $59.6 million, compared to $133.3 million as of December 31, 2009. Restricted cash totaled $134.4 million as of June 30, 2010, compared to $205.6 million as of December 31, 2009. Accounts receivable and inventory totaled $238.8 million and $282.9 million, respectively, as of June 30, 2010, compared to $204.9 million and $266.1 million, respectively, as of December 31, 2009. As of June 30, 2010, total assets were $1,345.1 million, total liabilities stood at $958.0 million and total equity was $387.1 million.

Capital expenditures for the six months ended June 30, 2010 were $71.7 million. Management regularly evaluates and revises its capital expenditures plan based on the prevailing economic conditions and future expectations. The capital expenditures for the next six months will be funded mainly through medium- and long-term bank loans. In view of the current sluggish market environment, management is carefully managing its expansion plans to meet anticipated demand while taking appropriate cost cutting measures to ensure the financial stability of the Company.

Update on New Production Facilities

Houston OCTG Group, Inc. ("Houston Group")

A new threading line with 120,000 tonnes of annual production capacity at Houston Group has been completed and commenced its trial production in the second quarter of 2010, while Houston Group's new heat treatment line with 100,000 tonnes of annual production capacity is expected to start production by October 2010.

Bazhou Seamless Oil Pipes Company Limited ("Bazhou Seamless")

The Company expects two of the three new threading lines to begin production in August 2010 and another new threading line to begin production in September 2010. Each of the three new threading lines has an annual production capacity of 100,000 tonnes. The Company expects the construction of a heat treatment line with 200,000 tonnes of annual production capacity to be completed and commence production in October 2010, while another hot-rolling line with an annual production capacity of 500,000 tonnes is expected to be completed and begin production by the end of 2010.

WSP Pipe Company Limited ("WSP Pipe")

WSP Pipe, the Company's wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is currently building an OCTG pipe manufacturing and sales facility. Two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year are expected to begin their trial production by the end of 2010. Management has been monitoring the project closely and currently, the project is progressing on schedule.

Recent Development

Pursuant to the share repurchase program authorized by the Company's board of directors on November 25, 2009, the Company has purchased 707,287 ADSs in the open market, with the average price being $2.80, for a total amount of approximately $2.0 million during the period from March 30, 2010 through April 28, 2010. There has been no repurchase of shares since May 2010. The timing and scale of any further repurchase will depend upon market conditions, the trading price of ADSs and other related factors.

Operational Environment and Business Outlook

Most recently, global oil prices have been fluctuating between $75 and $80 a barrel, after falling below $70 a barrel in May 2010 amid worries of Europe's financial crisis and growing oil stockpiles as well as ongoing concerns about the pace of economic recovery. According to the statistics from Baker Hughes, US rig counts have been increasing over the last few months to reach 1,605 as of August 6, 2010 from 1,078 in November 2009. Hence, concerns that the market will be oversupplied in the short-to-medium term still persist. On the whole, global oil demand is expected to resume growth in 2010 at a conservative pace following two years of contraction, despite some speculation that dwindling demand for crude oil will continue as the peak drilling season ends in the Fall. The Company does not expect a significant improvement in sales to North America in the second half of 2010 due to countervailing duties on seamless pipes made in China. However, with the ramping up of the production facilities at its subsidiaries in Houston and Thailand, the Company expects these subsidiaries to begin contributing to the bottom line in 2011 and intends to recapture its market share in North America.

On the international front, WSP Holdings has been successful thus far this year in securing certain new customer wins, particularly in Russia, Uzbekistan and South America as a result of its continued sales and marketing efforts. The Company will continue to pursue new opportunities in Central and South America to broaden its existing customer base.

On the domestic front, WSP Holdings continues to actively target customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provides opportunities for sales of higher-margin, non-API products. Domestic average selling prices, especially for API products, have begun to mirror the increased raw materials costs.

The Company expects that the trend of recovery in shipments seen in the second quarter of 2010 will continue into the second half of 2010, especially in the domestic market and through expansion into new international markets. The Company expects more than half of its revenues to be generated from the domestic market.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on Tuesday, August 17, 2010 to discuss its unaudited financial results for the second quarter of 2010. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 270 6057. International callers should call +1 617 213 8891. The conference pass code is 996 328 38. A replay of the conference call will be available from 11:00 a.m. ET on Tuesday, August 17, 2010 to Tuesday, August 31, 2010. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 138 695 47. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended June 30, 2010	3 Months Ended June 30, 2009	6 Months Ended June 30, 2010	6 Months Ended June 30, 2009

Net revenues	$ 134,098	$ 141,561	$ 195,004	$ 337,064
Cost of revenues	(126,574)	(120,489)	(201,670)	(263,512)
Gross profit (loss)	7,524	21,072	(6,666)	73,552

Selling and marketing expenses	(4,872)	(396)	(5,903)	(10,147)
General and administrative expenses	(11,078)	(7,218)	(20,977)	(20,663)
Other operating income	2,674	533	5,073	1,386
(Loss) income from operations	(5,752)	13,991	(28,473)	44,128

Interest income	663	1,220	2,242	3,011
Interest expenses	(7,571)	(5,350)	(13,902)	(11,000)
Other income	192	192	384	384
Exchange differences	(493)	889	(956)	(76)
(Loss) income before provision for income taxes	(12,961)	10,942	(40,705)	36,447
Provision for income taxes	71	(1,543)	(1,048)	(5,997)

Net (loss) income before earnings in equity investment	(12,890)	9,399	(41,753)	30,450
Earnings in equity investment	(55)	(38)	(100)	(34)
Net (loss) income	(12,945)	9,361	(41,853)	30,416
Net loss attributable to the non-controlling interests	938	634	2,812	943
Net (loss) income attributable to WSP Holdings Limited	$ (12,007)	$ 9,995	$ (39,041)	$ 31,359

Weighted average ordinary shares used in computation of earnings per share:
Basic	204,566,562	205,789,800	205,173,624	205,789,800
Diluted	204,566,562	205,789,800	205,173,624	205,789,800

(Loss) earnings Per Ordinary Share
Basic	$ (0.06)	$ 0.05	$ (0.19)	$ 0.15
Diluted	$ (0.06)	$ 0.05	$ (0.19)	$ 0.15

(Loss) earnings Per ADS
Basic	$ (0.12)	$ 0.10	$ (0.38)	$ 0.30
Diluted	$ (0.12)	$ 0.10	$ (0.38)	$ 0.30

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 59,607	$ 133,250
Restricted cash	134,382	205,613
Accounts and bills receivable, net	238,762	204,906
Other current assets	339,157	326,397
Total Current Assets	771,908	870,166

Property and equipment, net	472,168	407,052
Prepaid lease payments for land use rights, non-current	34,727	33,321
Other non-current assets	66,302	83,855
Total Assets	$ 1,345,105	$ 1,394,394

Liabilities
Accounts payables	$ 193,234	$ 162,557
Borrowings due within one year	436,906	506,448
Other current liabilities	91,075	95,423
Total Current Liabilities	721,215	764,428

Borrowings due after one year	230,897	189,069
Other non-current liabilities	5,914	6,585
Total Liabilities	$ 958,026	$ 960,082

Total WSP Holdings Limited shareholders' equity	370,382	410,738
Non-controlling interests	16,697	23,574
Total equity	387,079	434,312
Total Liabilities and Equity	$ 1,345,105	$ 1,394,394

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